EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated July 28, 2020, with respect to the consolidated balance sheet of Herman Miller, Inc. and subsidiaries as of May 30, 2020, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for the year ended May 30, 2020, and the related notes and financial statement schedule II - Valuation and Qualifying Accounts and Reserves (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of May 30, 2020, incorporated herein by reference.

Our report dated July 28, 2020, on the consolidated financial statements, refers to a change in the method of accounting for leases as of June 2, 2019 due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842).

Our report dated July 28, 2020, on the effectiveness of internal control over financial reporting as of May 30, 2020, contains an explanatory paragraph that states that Herman Miller, Inc. acquired the remaining 47.5% interest in naughtone (Holdings) Limited and naughtone Manufacturing Ltd. (together, naughtone), and an additional 34% interest in HAY ApS (HAY) during the year ended May 30, 2020, and management excluded from its assessment of the effectiveness of Herman Miller, Inc.’s internal control over financial reporting as of May 30, 2020, naughtone’s and HAY’s internal control over financial reporting associated with total assets of $95 million and $228 million, respectively, and net sales of $16 million and $76 million, respectively, included in the consolidated financial statements of Herman Miller, Inc. as of and for the year ended May 30, 2020. Our audit of internal control over financial reporting of Herman Miller, Inc. also excluded an evaluation of the internal control over financial reporting of naughtone and HAY.

/s/ KPMG LLP

Chicago, Illinois
December 22, 2020